Duo World, Inc.

170 S. Green Valley Parkway

Suite 300

Henderson, NV 89012

December 22, 2017

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Katherine Wray, Esq.
Attorney-Advisor
Ivan Griswold, Esq. Attorney-Advisor

Re:	Duo World, Inc. Preliminary Information Statement on Schedule 14C Filed on November 9, 2017 File No. 000-55698

Dear Madam and Sir:

This letter is in response to your comment letter of November 16, 2017 (“Comment Letter”) related to the referenced filing.

Our responses to the Comment Letter are as follows:

Responses to Comment Letter

In response to the verbal comments, we have revised our filing as follows:

Action No.1, page 7

Comment 1.

You state that you are increasing the amount of authorized shares “to have the additional authorized shares of Common Stock in order to allow conversion of debt and equity securities into shares of Common Stock and for rewarding management, advisors and personnel for their efforts on behalf of the Company.” Please tell us whether you have specific plans or proposals to issue any of the newly authorized shares of common stock, and, if not, provide a statement to that effect in your information statement. To the extent you do have specific plans to issue newly authorized shares, revise your information statement to provide disclosures responsive to the applicable provisions of Items 10, 11 and 12 of Schedule 14A. Refer to Note A of Schedule 14A.

Response:

In response to this comment, we have revised our filing on page 7 to state that we do not have any current plans or proposals to issue any of the newly authorized shares of common stock. Our amended information has been revised to state as follows:

“REASONS FOR ACTION NO. 1

The Company believes that it would be prudent to have the additional authorized shares of Common Stock in order to allow conversion of debt securities and/or accounts payable into shares of Common Stock and for rewarding management, advisors and personnel for their efforts on behalf of the Company. The Company does not currently have any convertible debt securities outstanding nor do we have any current specific plans or proposals to issue any of the newly authorized shares of Common Stock for conversion of debt securities and/or accounts payable. The Company does not have any specific plans to issue any of the newly authorized shares of Common Stock for rewarding management, advisors and personnel for their efforts on behalf of the Company.

DILUTIVE EFFECT OF INCREASING OUR AUTHORIZED SHARES OF COMMON STOCK AND ISSUING A SUBSTANTIAL NUMBER OF NEWLY AUTHORIZED SHARES UPON CONVERSION OF DEBT SECURITIES AND/OR ACCOUNTS PAYABLE, AND/OR AS REWARDS TO THE COMPANY’S MANAGEMENT, ADVISORS AND PERSONNEL

If the Company were to issue a substantial number of newly authorized shares of our Common Stock upon conversion of debt securities and/or accounts payable, and/or as rewards to the Company’s management, advisors and personnel, our shareholders would suffer from substantial percentage dilution to their shareholdings in our Company.

Please address any further comments and questions related to our amended filing to our attorney, David E. Wise, Esq., whose contact information is set forth below:

Law Offices of WiseLaw, P.C.

The Colonnade

9901 IH-10 West, Suite 800

San Antonio, Texas 78230

(210)323-6074

wiselaw@verizon.net

Sincerely,

Duo World, Inc.

By:	/s/ Muhunthan Canagasooryam
Muhunthan Canagasooryam
President